Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

August 16, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplemental Immediate Report – Acceptance of appeal and dismissal of class action lawsuit against Bezeq International

Bezeq hereby supplements the following prior reports:

●	Immediate Report dated July 28, 2019 (Reference No. 2019-01-064431); and

●	Annual Report for the 2019 year— Sections 4.12.1(b) in Chapter A (description of Bezeq’s business therein).

On August 13, 2020, Bezeq received a transcript of a hearing held in the Israeli Supreme Court on August 11, 2020, in which the Supreme Court recommended that the plaintiff accept the motion for leave to appeal filed by Bezeq International Ltd. (Bezeq’s subsidiary) (“Bezeq International”) and rejected the motion for approval of the class action filed against Bezeq International.

As is apparent from the minutes of the hearing, the plaintiff’s attorney agreed to the Supreme Court’s recommendation, thus in effect accepting the motion for leave to appeal and rejecting the motion for approval of the class action, thereby resulting in dismissal of the class action.

The motion for approval of a class action against Bezeq International, which concerned a claim for overpayments from its Internet service customers, had previously been approved by a Tel Aviv-Yafo District Court before that decision was appealed to the Israeli Supreme Court.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.